                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the Fiscal Year Ended March 29, 1996

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934
         For the Transition Period from _______________ to _________________

                            Commission File Number 1-11075

                       DAMES & MOORE CAPITAL ACCUMULATION PLAN
                               (full title of the Plan)

                                 DAMES & MOORE, INC.
                          911 Wilshire Boulevard, Suite 700
                                Los Angeles, CA 90017
                   (name and address of principal executive officer
              of the issuer of the securities held pursuant to the plan)

                        DAMES & MOORE
                        CAPITAL ACCUMULATION PLAN
                        Financial Statements and Schedules
                        March 29, 1996 and March 31, 1995
                        (With Independent Auditors' Report Thereon)

                                    DAMES & MOORE
                              CAPITAL ACCUMULATION PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION


                                                                         Page
                                                                         ----
Independent Auditors' Report                                               1

Statements of Net Assets Available for Plan Benefits -
    March 29, 1996 and March 31, 1995                                      2

Statement of Changes in Net Assets Available for Plan Benefits -
    Year ended March 29, 1996                                              3

Statement of Changes in Net Assets Available for Plan Benefits -
    Year ended March 31, 1995                                              4

Notes to Financial Statements                                             5-9

                                                                       Schedule
                                                                       --------

Line 27a - Schedule of Assets Held for Investment Purposes
    - March 29, 1996                                                       1

Line 27d - Schedule of Reportable Transactions
    - Year ended March 29, 1996                                            2

All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                             INDEPENDENT AUDITORS' REPORT


The Retirement Committee
Dames & Moore, Inc.:


We have audited the accompanying statements of net assets available for Plan benefits of the Dames & Moore Capital Accumulation Plan as of March 29, 1996 and March 31, 1995, and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Dames & Moore Capital Accumulation Plan as of March 29, 1996 and March 31, 1995, and the changes in net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for Plan benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




July 30, 1996, except as to
    note 8, which is as of
    August 12, 1996.

                                    DAMES & MOORE
                              CAPITAL ACCUMULATION PLAN

                 Statements of Net Assets Available for Plan Benefits

                          March 29, 1996 and March 31, 1995


                                                          1996           1995
                                                      ----------     ----------
Assets:
  Investments, at fair value:
    Money market funds                              $  3,852,953      6,013,332
    Mutual funds                                      79,555,188     23,500,116
    Common stock                                              --     24,148,206
    Dames & Moore stock                                  416,631        373,176
    Corporate bonds                                           --      9,449,140
    U.S. Government securities                                --      2,731,796
                                                      ----------     ----------
                                                      83,824,772     66,215,766

  Employer profit sharing contribution receivable      2,383,797      1,945,244
  Loans to participants                                1,022,572          1,653
  Employee contribution receivable                       251,209        274,483
  Employer matching contribution receivable               84,511        100,067
  Interest receivable                                         --        217,361
  Other receivables                                           --          2,434
                                                      ----------     ----------

        Total assets                                  87,566,861     68,757,008

Liabilities - current payables                                --          1,000
                                                      ----------     ----------
        Net assets available for Plan benefits      $ 87,566,861     68,756,008
                                                      ----------     ----------
                                                      ----------     ----------

See accompanying notes to financial statements.

                                  DAMES & MOORE
                            CAPITAL ACCUMULATION PLAN

         Statement of Changes in Net Assets Available for Plan Benefits
                            Year ended March 29, 1996

                                          MONEY MARKET/                      INCOME/
                                          PRIME RESERVE     EQUITY/GROWTH   SPECTRUM      INTERNATIONAL
                                              FUND           STOCK FUND    INCOME FUND     STOCK FUND
                                          -------------     -------------  -----------    -------------
Additions:
  Employee contributions                     $  349,454      1,503,610      1,506,732        211,841
  Employer matching contributions               103,830        436,353        553,511         54,174
  Employer profit sharing
   contributions                                110,760        436,184        578,406         85,685
  Participant loan repayments                     3,236         16,746         19,352          2,167
  Net appreciation (depreciation)
   in fair value of investments                      --      1,528,898        615,429         38,447
  Interest and dividends                        225,039        567,452      1,680,016         12,954
                                             ----------     ----------     ----------     ----------

       Total additions                          792,319      4,489,243      4,953,446        405,268
                                             ----------     ----------     ----------     ----------

Deductions:
  Benefit payments                              644,871        635,850      2,570,585         15,738
  Loans granted                                  58,423        215,277        273,674          5,644
  Administrative expenses                           523          9,593          6,992             45
                                             ----------     ----------     ----------     ----------

       Total deductions                         703,817        860,720      2,851,251         21,427
                                             ----------     ----------     ----------     ----------

       Increase in net assets
        available for Plan benefits              88,502      3,628,523      2,102,195        383,841



Net assets available for Plan benefits:
  Beginning of year                           2,888,937      7,016,729     24,376,614             --
  Transfers, net                              1,000,459        698,625    (2,796,598)        605,804
                                             ----------     ----------     ----------     ----------

  End of year                              $  3,977,898     11,343,877     23,682,211        989,645
                                             ----------     ----------     ----------     ----------
                                             ----------     ----------     ----------     ----------
                                             BALANCED/                    DAMES & MOORE
                                              EQUITY        NEW AMERICA      COMPANY       PARTICIPANT
                                            INCOME FUND     GROWTH FUND    STOCK FUND         LOANS          TOTAL
                                            -----------     -----------    -----------     -----------      -------
Additions:
  Employee contributions                      3,044,179        458,981        131,839             --      7,206,636
  Employer matching contributions               975,887        121,623         47,223             --      2,292,601
  Employer profit sharing
   contributions                                890,376        241,781         40,605             --      2,383,797
  Participant loan repayments                    39,196         15,508          2,994       (99,199)             --
  Net appreciation (depreciation)
   in fair value of investments               7,216,024        211,489       (44,494)             --      9,565,793
  Interest and dividends                      2,436,978         83,264          3,401             --      5,009,104
                                             ----------     ----------     ----------     ----------     ----------

   Total additions                           14,602,640      1,132,646        181,568       (99,199)     26,457,931
                                             ----------     ----------     ----------     ----------     ----------

Deductions:
  Benefit payments                            3,594,039         68,415         42,225             --      7,571,723
  Loans granted                                 505,555         44,478         17,067    (1,120,118)             --
  Administrative expenses                        57,717            295            190             --         75,355
                                             ----------     ----------     ----------     ----------     ----------

       Total deductions                       4,157,311        113,188         59,482    (1,120,118)      7,647,078
                                             ----------     ----------     ----------     ----------     ----------
       Increase in net assets
         available for Plan benefits         10,445,329      1,019,458        122,086      1,020,919     18,810,853



Net assets available for Plan benefits:
  Beginning of year                          34,104,093             --        367,982          1,653     68,756,008
  Transfers, net                             (1,632,827)      2,153,215       (28,678)             --             --
                                             ----------     ----------     ----------     ----------     ----------

  End of year                                42,916,595      3,172,673        461,390      1,022,572     87,566,861
                                             ----------     ----------     ----------     ----------     ----------
                                             ----------     ----------     ----------     ----------     ----------

See accompanying notes to financial statements.


                                                                DAMES & MOORE
                                                          CAPITAL ACCUMULATION PLAN

                                       Statement of Changes in Net Assets Available for Plan Benefits

                                                          Year ended March 31, 1995


                                 MONEY MARKET       INCOME      BALANCED        EQUITY     COMPANY      PARTICIPANT
                                    FUND             FUND         FUND           FUND    STOCK FUND        LOANS           TOTAL
                                 ------------       ------      --------        ------   -----------    -----------       -------
Additions:
  Employee contributions         $   227,612     2,267,245     3,746,498     1,215,207       155,069            --      7,611,631
  Employer matching contributions     66,577       748,308     1,189,098       305,645        57,150            --      2,366,778
  Employer profit sharing
     contributions                    66,788       640,569       923,595       269,123        45,169            --      1,945,244
  Acquired company plan assets
   transferred (note 1)               90,947       146,883       319,159       252,413            --         1,653        811,055
  Other contributions                     --            --         1,323            --            --            --          1,323
  Net appreciation (depreciation)
   in fair value of investments        1,378   (1,287,644)     1,508,583       238,631     (130,974)            --        329,974
  Interest and dividends              77,847     1,645,236     1,208,403        79,494           487            --      3,011,467
                                 ------------  ------------   -----------    ----------    ----------     ---------    ----------

    Total additions                  531,149     4,160,597     8,896,659     2,360,513       126,901         1,653     16,077,472
                                 ------------  ------------   -----------    ----------    ----------     ---------    ----------

Deductions:
  Benefit payments                    31,118     3,265,247     3,167,042       230,858        29,119            --      6,723,384
  Administrative expenses                 90        15,573       199,863        13,150            50            --        228,726
                                 ------------  ------------   -----------    ----------    ----------     ---------    ----------

    Total deductions                  31,208     3,280,820     3,366,905       244,008        29,169            --      6,952,110
                                 ------------  ------------   -----------    ----------    ----------     ---------    ----------

    Increase in net assets
    available for Plan benefits      499,941       879,777     5,529,754     2,116,505        97,732         1,653      9,125,362


Net assets available for Plan
 benefits:
  Beginning of year                   86,849    29,051,072    28,849,465     1,324,070       319,190            --     59,630,646
  Transfers, net                   2,302,147   (5,554,235)     (275,126)     3,576,154      (48,940)            --             --
                                 ------------  ------------   -----------    ----------    ----------     ---------    ----------

  End of year                    $ 2,888,937    24,376,614    34,104,093     7,016,729       367,982         1,653     68,756,008
                                 ------------  ------------   -----------    ----------    ----------     ---------    ----------
                                 ------------  ------------   -----------    ----------    ----------     ---------    ----------


See accompanying notes to financial statements.

                                    DAMES & MOORE

                              CAPITAL ACCUMULATION PLAN

                            Notes to Financial Statements

                           March 29, 1996 and March 31,1995


(1) DESCRIPTION OF THE CAPITAL ACCUMULATION PLAN

    The following description of the Dames & Moore Capital Accumulation Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    ELIGIBILITY

    The Plan is a defined contribution plan covering all regular U.S. employees of Dames & Moore, Inc. (the Company and Sponsor) and its participating subsidiaries. Employees who have completed at least 1,000 hours of service during a 12-month period measured from their hire date are eligible to participate in the Plan. Nonresident aliens and union employees are excluded.

    CONTRIBUTIONS

    Eligible employees can elect to defer, on a pretax basis, from 1% to 12% of their base earnings. The Company contributes matching amounts equal to the first 3% of each participant's pay period base pay. In addition, the Company will make a profit sharing contribution, computed in accordance with a fixed formula set forth in the Plan, providing for an increasing percentage of the profits to be contributed as the net income of the Company increases. This annual contribution is limited to 15% of the aggregated annual compensation, after any salary reductions, of all participants. Profit sharing contributions are based upon 6% of the Company's net income plus any discretionary amounts where the total contribution does not exceed 10% of the total eligible participant's base compensation.

    Investment elections must be in 1% increments, with no more than 30% allocated to the Dames & Moore Company Stock Fund.

                                    DAMES & MOORE

                              CAPITAL ACCUMULATION PLAN

                       Notes to Financial Statements, Continued

    VESTING

    Participants are immediately vested in their elective deferrals and the Company's profit sharing contribution, including earnings and losses on the contributions. Vesting in the Company's matching contributions, including earnings and losses on such matching contributions, occurs on the last day of the following Plan year. Employees are fully vested following 5 years of service or upon attaining age 65 or suffering permanent disability or death.

    FORFEITED ACCOUNTS

    Forfeitures, in any given Plan year, are used to reduce employer matching contributions in the following Plan year. At March 29, 1996 and March 31, 1995, respectively, forfeited nonvested accounts totaled $252,248 and $290,468.

    PARTICIPANT ACCOUNTS

    Participant accounts are segregated based upon the investment option chosen by the participant.

    Annually, an allocation is made to credit the participant accounts for the Company's profit sharing contribution in proportion to each eligible participant's respective Plan compensation for the Plan year.

    PAYMENT OF BENEFITS

    Benefits to a participant or beneficiary are payable in a lump sum or in a series of substantially equal installments for a period not to exceed the participant's or beneficiary's life expectancy.

    Participant voluntary after-tax contributions made prior to December 31, 1982 may be withdrawn twice a year. Profit sharing, rollover and age 59-1/2 withdrawals are also limited to twice a year. Unless a financial hardship exists, participant elective deferrals made after December 31, 1982 are prohibited from being withdrawn prior to the earlier of the participant's retirement, death, disability, separation from service or upon attaining age 59-1/2.

    ADMINISTRATIVE EXPENSES

    Except for investment management fees, all Plan administrative expenses are paid by the Company.

                                    DAMES & MOORE

                              CAPITAL ACCUMULATION PLAN

                       Notes to Financial Statements, Continued

    BOVAY TRANSFER

    During the year ended March 31, 1995, all assets held by the plan of an acquired company were transferred to the Plan. Participant accounts were allocated based upon the investment options chosen by the participant.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The Plan uses a 52/53-week fiscal year ending on the last Friday in March. The Plan year ended March 31, 1995 was a 53-week year while the Plan year ended March 29, 1996 was a 52-week year.

    The accompanying financial statements have been prepared on an accrual basis and present the net assets of the Plan available for employee benefits and the changes in those net assets.

    VALUATION OF INVESTMENTS

    Investments in money market and mutual funds not traded on national securities exchanges are stated at fair value as determined by quoted market prices.

    Investments in common stocks and mutual funds traded on national securities exchanges are valued at closing prices on those exchanges or, if no sales occurred during the day, on the latest available bid prices on such exchanges.

    Investments in common stocks not traded on national securities exchanges are valued at the latest available and appropriate bid prices.

    Short-term bonds, corporate bonds and government bonds are valued at cost and accrued discount, which approximates fair value. Certificates of deposit are valued at cost, which, when combined with accrued interest, approximates fair value.

    Accounting policies with respect to these investments are as follows:

    -    Securities transactions are recorded on the trade date.

    -    Dividend income is recorded on the ex-dividend date.

    -    Interest income is accrued daily.

    LOANS TO PARTICIPANTS

    Included with the assets transferred from the Bovay Plan in 1995 were $1,653 of loans to participants. During the year ended March 29, 1996, the Plan was amended to allow all

                                    DAMES & MOORE

                              CAPITAL ACCUMULATION PLAN

                       Notes to Financial Statements, Continued

    participants to take loans against their accounts. A participant may borrow up to 50% of the vested portion of his or her account balance, with the minimum amount of the loan required to be at least $1,000 and the maximum amount being $50,000 less the highest outstanding balance during the previous 12 months. The terms of these loans are not to exceed five years unless the loan is for the purchase of a primary residence in which event the term is not to exceed 20 years. These loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions.

(3) INVESTMENT FUNDS

    The Plan is invested in six publicly traded mutual funds and a fund consisting of the Company's publicly traded common stock. Three of the mutual funds comprise more than 5% of the Plan's net assets. These three mutual funds are the T. Rowe Price Equity Income Fund, Spectrum Income Fund and Growth Stock Fund with current values of $41,887,703, $23,034,278 and $10,845,920, respectively.

    The investment options of the Plan are as follows:

    PRIME RESERVE FUND

    Investments are primarily in prime money market instruments.

    GROWTH STOCK FUND

    The fund seeks long-term growth of capital and an increase of future income through investment in common stocks of well-established growth companies.

    SPECTRUM INCOME FUND

    The fund seeks a high level of current income and preservation of capital by investing primarily in a diversified group underlying T. Rowe Price funds which in turn invest in fixed income securities.

    INTERNATIONAL STOCK FUND

    The fund seeks a total return on its assets from long-term growth of capital and from income principally derived from a diversified portfolio of marketable securities of established non-U.S. issuers.

                                    DAMES & MOORE

                              CAPITAL ACCUMULATION PLAN

                       Notes to Financial Statements, Continued


    EQUITY INCOME FUND

    The fund seeks to provide high current income by investing primarily in dividend-paying common stocks of established companies having favorable prospects for increasing dividend income.

    NEW AMERICA GROWTH FUND

    The fund seeks long-term growth of capital through investment primarily in common stocks of U.S. companies which operate in the service sector of the economy.

    DAMES & MOORE COMPANY STOCK FUND

    Participants may allocate contributions to this fund to invest in the Company's stock up to a maximum of 30% of their investment allocation mix.

(4) RELATED PARTY

    Certain individuals employed by the Plan Sponsor (the Company) were trustees of the Plan during the 1995 Plan year and for the first three months of the 1996 Plan year.

(5) FEDERAL INCOME TAXES

    The Internal Revenue Service has previously determined that the Plan constitutes a qualified plan as described in Sections 401(k) and 401(m) of the Internal Revenue Code (the Code), and the trust is, therefore, exempt from Federal income taxes under Section 501(a). The Company has applied for an updated determination letter. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(6) PLAN TERMINATION

    Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination or complete discontinuance of contributions, participants will become 100% vested in their accounts.

                                    DAMES & MOORE

                              CAPITAL ACCUMULATION PLAN

                       Notes to Financial Statements, Continued

(7) COMMITMENTS

    Included in net assets available for Plan benefits is $1,681,978 at March 31, 1995 of amounts due to Plan participants who have terminated their service with the Company and requested a lump sum/installment distribution of their account balance. As Form 5500 reflects benefits payable as a liability, these benefits are a reconciling item between Form 5500 and the Plan's financial statements.

(8) SUBSEQUENT EVENT

    On August 12, 1996, the Plan's year-end was changed to December 31 effective December 31, 1996. In addition, the maximum employee salary deferral, on a pretax basis, was increased from 12% to 15% effective January 1, 1997.

                                    Schedule 1

                                  DAMES & MOORE
                            CAPITAL ACCUMULATION PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                 March 29, 1996


                                                                             CURRENT
IDENTITY OF ISSUER            DESCRIPTION OF INVESTMENT        COST           VALUE
------------------            -------------------------    -----------     ----------

T. Rowe Price*                       Prime Reserve Fund    $ 3,852,953      3,852,953

T. Rowe Price*                        Growth Stock Fund      9,933,248     10,845,920

T. Rowe Price*                     Spectrum Income Fund     22,799,376     23,034,278

T. Rowe Price*                 International Stock Fund        852,952        890,258

T. Rowe Price*                       Equity Income Fund     36,876,536     41,887,703

T. Rowe Price*                  New America Growth Fund      2,690,906      2,897,029

Dames & Moore*         Dames & Moore Company Stock Fund        537,943        416,631

Participant loans*                  9.25% interest rate                     1,022,572


* Party in interest.


See accompanying independent auditors' report.

                                   Schedule 2

                                  DAMES & MOORE
                            CAPITAL ACCUMULATION PLAN

                 Line 27d - Schedule of Reportable Transactions

                            Year ended March 29, 1996



                                                      TOTAL                           CURRENT VALUE
                                                    NUMBER OF         PURCHASE         OF ASSET ON       SALES   COST OF   NET GAIN
IDENTITY OF ISSUER     DESCRIPTION OF ASSET       TRANSACTIONS          PRICE       TRANSACTION DATE     PRICE    ASSET     (LOSS)
------------------     --------------------       ------------      ------------    ----------------     -----   -------   --------
T. Rowe Price            Prime Reserve Fund
                              (Money Market)                65       $ 5,794,580           5,794,580        --        --        --

T. Rowe Price             Growth Stock Fund
                               (Mutual Fund)                96        10,716,142          10,716,142        --        --        --

T. Rowe Price          Spectrum Income Fund
                               (Mutual Fund)                63         5,922,572           5,922,572        --        --        --

T. Rowe Price            Equity Income Fund
                               (Mutual Fund)                84         9,668,429           9,668,429        --        --        --
                                                    ----------        ----------          ----------
                                                    ----------        ----------          ----------



See accompanying independent auditors' report.

                                      SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the fiduciaries who administer the Dames & Moore Capital Accumulation Plan have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 30, 1996.

                        DAMES & MOORE CAPITAL ACCUMULATION PLAN
                        By /s/ Edmund Wong
                           --------------------------------------------
                           Edmund Wong, Benefits Manager